SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

Rule 13e-3 Transaction Statement Under Section 13(e)

of the Securities Exchange Act of 1934

(Amendment No. 1)

SEQUANS COMMUNICATIONS S.A.

(Name of the Issuer)

SEQUANS COMMUNICATIONS S.A.

(Name of Person(s) Filing Statement)

American Depositary Shares, each representing four (4) ordinary shares, nominal value €0.01 per share

Ordinary shares, nominal value €0.01 per share

(Title of Class of Securities)

817323207*

(CUSIP Number of Class of Securities)

Dr. Georges Karam

Chairman and Chief Executive Officer

Sequans Communications S.A.

15-55 boulevard Charles de Gaulle

92700 Colombes, France

+33 1 70 72 16 00

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Brett Cooper, Esq.

Richard Vernon Smith, Esq.

Orrick, Herrington & Sutcliffe LLP

The Orrick Building

405 Howard Street

San Francisco, CA 94105

Telephone: (415) 773-5700

*	The CUSIP number is assigned to the Filing Company’s American Depositary Shares, each representing four (4) Ordinary Shares

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☒	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INTRODUCTION

This Amendment No. 1 (this “Amendment”) amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed with the United States Securities and Exchange Commission (“SEC”) on September 11, 2023 (as amended or supplemented from time to time, “Schedule 13E-3”) by Sequans Communications S.A., a société anonyme organized under the laws of France (the “Company” or “Sequans”), the issuer of the ordinary shares, nominal value €0.01 per share, of the Company (each, an “Ordinary Share” and, collectively, the “Ordinary Shares”), including American Depositary Shares representing Ordinary Shares (each American Depositary Share represents four Ordinary Shares) (each, an “ADS” and, collectively, the “ADSs”), and Ordinary Shares issuable upon the exercise, conversion or exchange of any outstanding options, warrants, convertible securities, restricted share awards or rights to purchase, subscribe for, or be allocated Ordinary Shares (collectively, the “Company Shares”), that are the subject of the Rule 13e-3 transaction described below.

The Schedule 13E-3 relates to the tender offer by Renesas Electronics Europe GmbH, incorporated as a limited liability company under the laws of Germany (Gesellschaft mit beschränkter Haftung—GmbH) (“Purchaser”), a direct wholly owned subsidiary of Renesas Electronics Corporation, a Japanese corporation (“Parent” or “Renesas”), to acquire all of the outstanding Company Shares for U.S. $0.7575 per Ordinary Share and U.S. $3.03 per ADS (each such amount, the “Offer Price”) in each case, payable net to the seller in cash, without interest, less any withholding taxes that may be applicable, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 11, 2023 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the accompanying Ordinary Share Acceptance Form (together with any amendments or supplements thereto, the “Ordinary Share Acceptance Form”) and American Depositary Share Letter of Transmittal (together with any amendments or supplements thereto, the “ADS Letter of Transmittal” and, together with the Offer to Purchase, the Ordinary Share Acceptance Form and other related materials, as each may be amended or supplemented from time to time, the “Offer”). The Offer is described in a combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO with the SEC on September 11, 2023, by Parent and Purchaser (as amended and supplemented on October 4, 2023 and as may be further amended or supplemented from time to time, the “Schedule TO”).

The Offer is being made pursuant to that certain Memorandum of Understanding, dated as of August 4, 2023, as amended by Amendment No. 1 to the Memorandum of Understanding, dated as of September 2, 2023 (as it may be further amended, restated or supplemented from time to time in accordance with its terms, the “Memorandum of Understanding”), by and between Sequans and Parent. The Memorandum of Understanding and Amendment No. 1 to the Memorandum of Understanding are filed as Exhibits (e)(1) and (e)(2) to the Schedule 13E-3 and incorporated by reference herein. The Memorandum of Understanding is summarized under the heading “Special Factors Memorandum of Understanding; Other Agreements—The Memorandum of Understanding” in the Offer to Purchase.

In response to the Offer, the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 on September 11, 2023 (as amended and supplemented on October 4, 2023 and as may be further amended or supplemented from time to time, together with any exhibits and annexes attached thereto, the “Schedule 14D-9”). The information contained in the Schedule 14D-9 and the Schedule TO, including the Offer to Purchase, and including all schedules, annexes and exhibits thereto, is expressly incorporated by reference to the extent such information is required in response to the items of the Schedule 13E-3 and is supplemented by the information specifically provided herein.

The information in the Schedule 13E-3 is incorporated into this Amendment by reference to all of the applicable items in the Schedule 13E-3, except that such information is hereby amended and supplemented to the extent provided in this Amendment. All information contained in the Schedule 13E-3 concerning the Company, Parent and Purchaser has been provided by such person and not by any other person. All capitalized terms used in the Schedule 13E-3 without definition have the meanings ascribed to them in the Schedule 14D-9.

ITEM 16.	EXHIBITS.

Item 16 is hereby amended by amending the descriptions of the following exhibits as set forth below.

Exhibit No.	Description

(c)(3)#	Presentation materials of Needham & Company, LLC provided to management of Sequans Communications S.A. and, subsequently, by management of Sequans Communications S.A. to the Strategic Committee of the Board of Directors of Sequans Communications S.A. on June 27, 2023.

(c)(4)#	Presentation materials of Needham & Company, LLC provided to management of Sequans Communications S.A. and, subsequently, by management of Sequans Communications S.A. to the Board of Directors of Sequans Communications S.A. on July 25, 2023.

(c)(5)††#	Presentation materials of Needham & Company, LLC provided to the Board of Directors of Sequans Communications S.A. on August 3, 2023.

Item 16 is hereby amended and supplemented by adding the following exhibits.

Exhibit No.	Description

(a)(1)(H)	Tender Offer Statement (Amendment No. 1) on Schedule TO (incorporated by reference to the Schedule TO/A filed by Parent and Purchaser with the SEC on October 4, 2023).

(a)(2)(D)	Solicitation/Recommendation Statement (Amendment No. 1) on Schedule 14D-9 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9/A filed by Sequans Communications S.A. with the SEC on October 4, 2023).

(d)(7) †††	LTE Technology Access and License Agreement, by and between Sequans Communications S.A and Renesas Electronics Corporation, dated September 3, 2020 (incorporated by reference to Exhibit (d)(7) to the Schedule TO/A filed by Renesas Electronics Corporation with the SEC on October 4, 2023).

(d)(8) †††	5G Technology Access and License Agreement, by and between Sequans Communications S.A and Renesas Electronics Corporation, dated November 30, 2020 (incorporated by reference to Exhibit (d)(8) to the Schedule TO/A filed by Renesas Electronics Corporation with the SEC on October 4, 2023).

(d)(9) †††	IP License Agreement, by and between Sequans Communications S.A and Silicon and Software Systems Limited, a subsidiary of Renesas Electronics Corporation, dated October 22, 2010 (incorporated by reference to Exhibit (d)(9) to the Schedule TO/A filed by Renesas Electronics Corporation with the SEC on October 4, 2023).

(d)(11)	Securities Purchase Agreement, dated September 26, 2023, by and between Sequans Communications S.A. and 272 Capital Master Fund LTD (incorporated by reference to Exhibit (e)(62) to the Solicitation/Recommendation Statement on Schedule 14D-9/A filed by Sequans Communications S.A. with the SEC on October 4, 2023).

#	Previously filed.
†	Portions of this exhibit have been omitted in accordance with Item 601(b)(10) of Regulation S-K.
††	Confidential treatment is being requested with respect to portions of this exhibit that have been redacted pursuant to Rule 24b-2 under the Exchange Act.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2023

SEQUANS COMMUNICATIONS S.A.

By:	/s/ Dr. Georges Karam
Name:	Dr. Georges Karam
Title:	Chief Executive Officer and Chairman